ENER-CORE, INC.
9400 Toledo Way
Irvine, California
Telephone: (949) 616-3300
Facsimile: (949) 616-3399

June 27, 2014

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C. 20549
Attn:       Ms. Pamela Long
Mr. Craig Slivka
Mr. Leland Benton

Re:	Ener-Core, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed June 19, 2014 File No. 333-196046

Lady and Gentlemen:

We have reviewed your letter, dated June 26, 2014 (“Letter”), with regard to our Amendment No. 1 to Registration Statement on Form S-1, filed with the Commission on June 19, 2014 (the “Amendment No. 1 to S-1”) and seek to respond to your comments in order to ensure satisfaction of your concerns as set forth in your Letter.  We thank you for taking the time to review the filings and provide your comments, in our efforts to fully comply with SEC regulations and also to improve the quality of our disclosure documents.

Set forth below are the responses of Ener-Core, Inc. (the “Company”) and proposed revisions to resolve your comments in the Letter.  In order to facilitate your review, we have reproduced the Staff’s comments for your convenience and have followed the comment with the Company’s response and proposed revised language, as appropriate.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

We have sent you a marked draft of the Amendment No. 2 (“Amendment No.2 to S-1”) to the Company’s Registration Statement on Form S-1, File No. 333-196046 (the “Registration Statement”) containing revisions that have been made in response to the Staff’s comments.  The Amendment No. 2 to S-1 has also been publicly filed on EDGAR as required by the Rules.

Selling Stockholders, page 20

1.
We note that while you have deleted other references, on page 3 you still refer to the registration of an additional 8,629,243 shares for sale by your selling stockholders to cover accrued interest and adjustments to the conversion price. In the footnotes to the tabular disclosure here, please make apparent the amount of additional shares that each selling stockholder will be registering in this prospectus due to adjustments to the conversion price of your Notes.

Response:  We have deleted the reference to the additional 8,629,943 shares on page 3 of Amendment No. 2.  We have also amended footnotes 14, 16, 17, 18 and 19 to clarify the number of additional shares being registered due to adjustments to the conversion price of the Notes.  These changes appear in the footnotes on pages 21 through 23 of Amendment No. 2.

2.
Please explain why you ignore adjustments to the conversion price of the Notes when calculating beneficial ownership in the second column, despite the fact that such adjustments have already been made, and you reflect these adjustments in footnote 20 to your tabular disclosure.

Response:  Originally, column two was intended to reflect the number of shares of our common stock into which the derivative securities may be converted in the next 60 days, under Rule 13d-3. Technically, there could be a scenario in which an investor could convert, under the Note, outside of a standard Installment Amount, and such extraordinary conversions would be at the original conversion price. However, after further reflection, given the diminution in our stock price, it would not be realistic to assume that anyone would effect such a conversion, yet this disclosure is required to comply with the Rules. In order to ensure that the table reflects realistic outcomes, we have included a new column three and revised its corresponding footnotes 14, 16, 17, 18 and 19 so that the shares underlying the Notes in this column are based on the adjusted conversion price of $0.3460562, which throughout the prospectus will be rounded to $0.3461, as reflected on pages 21 through 23 of Amendment No. 2. Additionally, we have expanded footnote 15 with the following language to explain why such adjusted conversion is being used for this column three:

“Calculated based on the conversion price of $0.3461, as rounded, for the Notes, as adjusted downward from the initial conversion price of $0.67 due to the decline in the market price of our common stock since April 16, 2014, which was the closing date of the April 2014 Private Placement.  Should the market price of our common stock decline further, the applicable conversion price would accordingly decline further resulting in additional shares being issued upon a conversion.”

Director Compensation and Agreements, page 62

3.
Please revise to reinsert the deleted discussion of your compensation agreement with Dr. Johnson. It was in effect for fiscal year 2013, the year that you are providing disclosure for. In addition, please remove Mr. Horn from your Director Compensation Table, as he was not a director in fiscal year 2013.

Response: We have reinserted Dr. Johnson’s compensation agreement disclosure, and we have removed Mr. Horn from our Director Compensation Table.  Such changes are reflected on pages 63 and 64 of Amendment No. 2.

Description of Securities, page 67

Senior Secured Convertible Notes, page 67

Conversion, page 68

4.
This heading describes the conversion feature of the notes, but does not address market-based adjustments of the conversion price. Rather, market-based adjustment mechanism is discussed under the following heading. Please revise to make apparent that, in conjunction with payment of an Installment Amount with shares of your common stock, the full ratchet provision would operate to permanently lower the conversion price of your notes (in the absence of reverse stock splits). We reissue comment 5 of our letter dated June 5, 2014.

Response: We have, under the heading on page 68, added language to emphasize the permanent effect of the full ratchet provision on the conversion price (of course in the absence of a reverse stock split). We have also expanded the disclosure under the heading “Payment of Principal and Interest” on page 69 to clarify the impact of the full ratchet provision on an Installment Amount in stock with the following language:

“However, if we were to issue (or were deemed to have issued) securities that would trigger the full ratchet anti-dilution provisions discussed under “Conversion” above, then determination of the Installment Conversion Price would be based on the price of the dilutive issuance.  Because the effect of the full ratchet provisions is permanent, however, and because the Installment Conversion Price is on a “lower of” basis, we would not be able to benefit from an increase in our stock price (should one occur) that could have otherwise adjusted the Installment Conversion Price upward.”

Number of Shares Issuable in Satisfaction of the Notes Based on Various Assumed Conversion Prices, page 71

5.	Please revise your disclosure here and elsewhere to reflect the fact that the conversion price of your Notes has already declined to $0.35, and may decline further.

Response: We have revised the disclosure to reflect that the conversion price has already declined to $0.3461, and have also added qualifications regarding the potential further decline should the market price of our stock decline further.  Such changes are reflected on pages 17, 22, 23 and 72 of Amendment No. 2.

Exhibit 5.1

6.	We note that your opinion still does not reflect the fact that the November Shares have already been issued. We partially reissue comment 6 of our letter dated June 5, 2014.

Response: Our counsel has revised to make clear that it is their opinion that the November Shares when issued, were duly authorized and legally issued, fully paid, and nonassessable, as reflected in Exhibit 5.1 included with Amendment No. 1.

In addition to the amended disclosures made to the Registration Statement pursuant to the foregoing comments, we also updated the disclosures on pages 56, 60 and 62, regarding Ms. Kelly Anderson, our Chief Financial Officer, to include the disclosures in our Current Report on Form 8-K that we filed on June 27, 2014 after 5:30 pm Eastern Standard Time.

I, on behalf of the Company, acknowledge that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for taking the time to review our filing and provide your comments.  If you have further questions or comments, please do not hesitate to contact the undersigned or our counsel Francis Chen of LKP Global Law, LLP, at (424) 239-1890.

Very truly yours, ENER-CORE, INC.

/s/ Alain Castro
Alain Castro Chief Executive Officer